BRITISH COLUMBIA

Number: C0680575

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that NEW PACIFIC HOLDINGS CORP. changed its name to NEW PACIFIC METALS CORP. on July 20, 2017 at 03:04 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 20, 2017

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE